ION MEDIA NETWORKS ANNOUNCES REVISION TO
EXCHANGE OFFER AND CONSENT SOLICITATION
     (West Palm Beach, FL — June 26, 2007) — ION Media Networks, Inc. (AMEX: ION) (the “Company”) today announced a revision to the exchange offer (the “Exchange Offer”) that the Company launched on June 8, 2007, in which the Company is offering to exchange any and all of its outstanding 13 1/4% Cumulative Junior Exchangeable Preferred Stock (currently accruing dividends at the rate of 14 1/4%) (the “14 1/4% Preferred Stock”) and 9 3/4% Series A Convertible Preferred Stock (the “9 3/4% Preferred Stock”, and together with the 14 1/4% Preferred Stock, the “Senior Preferred Stock”) for newly-issued 11% Series A Mandatorily Convertible Senior Subordinated Notes due 2013 (“Series A Notes”) and, depending upon participation levels in the Exchange Offer, either newly-issued 12% Series A-1 Mandatorily Convertible Preferred Stock (the “Series A-1 Preferred Stock”) or 12% Series B Mandatorily Convertible Preferred Stock (the “Series B Preferred Stock”).
     The Company is not changing the consideration being offered in the Exchange Offer. However, the Company will extend the Exchange Offer for ten business days following the scheduled expiration date of the Exchange Offer if holders are to receive the Minority Exchange Consideration, as discussed below, in the Exchange Offer.
     As disclosed in the Offer to Exchange dated June 8, 2007 (the “Offer to Exchange”), holders will receive the following consideration in the Exchange Offer:
•	For each tendered share of 14 1/4% Preferred Stock, the holder will receive $7,000 principal amount of Series A Notes and $1,000 initial liquidation preference of Series A-1 Convertible Preferred Stock, which would rank senior to any unexchanged Senior Preferred Stock; and

•	For each tendered share of 9 3/4% Preferred Stock, the holder will receive $4,000 principal amount of Series A Notes and $1,000 initial liquidation preference of Series A-1 Convertible Preferred Stock.
     However, as disclosed in the Offer to Exchange, if holders of 50% or less of either series of Senior Preferred Stock tender in the Exchange Offer and, as a result, the holders of both series of Senior Preferred Stock do not approve the amendments to the certificates of designation and the issuance of preferred stock, including the Series A-1 Convertible Preferred Stock, that will rank senior to the Senior Preferred Stock, holders will receive the following consideration in the Exchange Offer (the “Minority Exchange Consideration”):
•	For each tendered share of 14 1/4% Preferred Stock, the holder will receive $7,500 principal amount of Series A Notes and $500 initial liquidation preference of Series B Convertible Preferred Stock, which would rank junior to any unexchanged Senior Preferred Stock; and

•	For each tendered share of 9 3/4% Preferred Stock, the holder will receive $4,500 principal amount of Series A Notes and $500 initial liquidation preference of Series B Convertible Preferred Stock.
     In the event that at the scheduled expiration date of the Exchange Offer, holders of 50% or less of either series of Senior Preferred Stock have tendered in the Exchange Offer, the Exchange Offer will be extended for ten business days. Withdrawal rights will continue to apply during this ten business day period permitting holders who do not wish to receive the Minority Exchange Consideration to withdraw their previously tendered shares and revoke their consents.
     During any such ten-day extension, holders will continue to be required to consent to the Proposed Amendments in order to validly tender their shares in the Exchange Offer. If, upon conclusion of the extension, a majority of shares of either series of Senior Preferred Stock have been tendered, holders of such series will still receive the Minority Exchange Consideration, although the Proposed Amendments will become effective with respect to such series.
     The Exchange Offer has been extended and will now expire at 12:01 A.M., New York City time, on July 11, 2007, unless extended or terminated. The Exchange Offer was originally scheduled to expire at 12:01 A.M., New York City time, on July 10, 2007. As of June 26, 2007, no shares have been tendered in the Exchange Offer.
     Except as discussed above, there are no changes to the terms or conditions of the Exchange Offer.
     The complete terms of the Exchange Offer and Consent Solicitation are set forth in the Schedule TO-I, the Offer to Exchange and the Letter of Transmittal and Consent that were filed with the Securities and Exchange Commission. Holders of Senior Preferred Stock are encouraged to carefully read the Schedule TO-I, the Offer to Exchange and related materials because they contain important information that stockholders should consider before making any decision with respect to the Exchange Offer and Consent Solicitation. Stockholders may obtain a free copy of these documents at the website maintained by the Securities and Exchange Commission at www.sec.gov or by contacting D.F. King & Co., Inc., the information agent for the Exchange Offer, at (800) 431-9643.
     The securities to be offered have not been, and will not be, registered under the Securities Act of 1933, as amended (the “Securities Act”), and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act and applicable state securities laws. The Company is relying on Section 3(a)(9) of the Securities Act to exempt the exchange offer from the registration requirements of the Securities Act. This announcement is not an offer to purchase or an offer to exchange or a solicitation of acceptance of the offer to exchange, which may be made only pursuant to the terms of the Offer to Exchange and related Letter of Transmittal and Consent.

About ION Media Networks
     ION Media Networks, Inc. owns and operates the nation’s largest broadcast television station group and ION Television, reaching over 90 million U.S. television households via its nationwide broadcast television, cable and satellite distribution systems. ION Television currently features popular TV series and movies from the award-winning libraries of Warner Bros., Sony Pictures Television, and CBS Television, among others. ION Media has also partnered with RHI Entertainment, which owns over 4,000 hours of acclaimed television content, to provide weekend primetime programming beginning in June 2007. Utilizing its digital multicasting capability, the company has launched several digital TV brands, including qubo, a television and multimedia network for children formed in partnership with several leading media and entertainment companies, and ION Life, a television and multimedia network dedicated to health and wellness for consumers and families. For more information, visit www.ionmedia.tv.
Investor Relations Contact:
Joe LoBello
Brainerd Communications
(212) 986-6667
lobello@braincomm.com